Exhibit 99.1

Melco Resorts Announces Unaudited Fourth Quarter 2025 Earnings

MACAU, Feb. 12, 2026 (GLOBE NEWSWIRE) — Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco Resorts” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2025.

Total operating revenues for the fourth quarter of 2025 were US$1.29 billion, representing an increase of approximately 9% from US$1.19 billion for the comparable period in 2024. The increase in total operating revenues was primarily attributable to the improved overall rolling chip and mass market table games performance.

Operating income for the fourth quarter of 2025 was US$146.4 million, compared with US$97.0 million in the fourth quarter of 2024.

Melco Resorts’ Adjusted Property EBITDA(1) was US$331.3 million in the fourth quarter of 2025, compared with US$295.2 million in the fourth quarter of 2024.

Net income attributable to Melco Resorts & Entertainment Limited for the fourth quarter of 2025 was US$60.6 million, or US$0.16 per ADS, compared with net loss attributable to Melco Resorts & Entertainment Limited of US$20.3 million, or US$0.05 per ADS, in the fourth quarter of 2024. The net loss attributable to noncontrolling interests was US$14.3 million and US$19.6 million during the fourth quarters of 2025 and 2024, respectively, the majority of which related to the net loss attributable to Studio City and City of Dreams Mediterranean and Other.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “2025 was a year of growth and recovery, supported by disciplined cost management and margin expansion. Melco Resorts recorded US$1.43 billion in Group Property EBITDA for the full year 2025. In Macau, Property EBITDA grew by 25% year-over-year to US$1.23 billion for the full year 2025, driven by stronger gaming revenue and margins. We remain focused on executing our growth priorities and are energized by the pipeline of new initiatives launching in the coming year, each designed to further differentiate our offerings.

“In the Philippines, City of Dreams Manila was impacted by competitive pressures and industry headwinds. In Cyprus, City of Dreams Mediterranean and our satellite casinos recorded a solid 35% year-over-year growth in Property EBITDA for the full year 2025.”

City of Dreams Fourth Quarter Results

For the quarter ended December 31, 2025, total operating revenues at City of Dreams were US$695.7 million, compared with US$591.1 million in the fourth quarter of 2024. City of Dreams’ Adjusted EBITDA was US$193.7 million in the fourth quarter of 2025, compared with US$140.1 million in the fourth quarter of 2024. The year-over-year increase in Adjusted EBITDA was primarily a result of improved rolling chip and mass market table games performance and better performance in non-gaming operations.

Rolling chip volume increased to US$6.28 billion during the fourth quarter of 2025, compared with US$6.24 billion in the fourth quarter of 2024 and win rate was 3.18% in the fourth quarter of 2025, compared with 2.35% in the fourth quarter of 2024. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop increased to US$1.74 billion in the fourth quarter of 2025, compared with US$1.53 billion in the fourth quarter of 2024 and hold percentage was 31.0% in the fourth quarter of 2025, compared with 32.0% in the fourth quarter of 2024.

Gaming machine handle for the fourth quarter of 2025 was US$1.09 billion, compared with US$1.03 billion in the fourth quarter of 2024 and win rate was 2.3% in the fourth quarter of 2025, compared with 3.1% in the fourth quarter of 2024.

Total non-gaming revenue at City of Dreams in the fourth quarter of 2025 was US$98.8 million, compared with US$85.6 million in the fourth quarter of 2024.

Studio City Fourth Quarter Results

For the quarter ended December 31, 2025, total operating revenues at Studio City were US$360.4 million, compared with US$342.0 million in the fourth quarter of 2024. Studio City’s Adjusted EBITDA was US$86.6 million in the fourth quarter of 2025, compared with US$81.2 million in the fourth quarter of 2024. The year-over-year increase in Adjusted EBITDA was primarily a result of better mass market table games performance.

Mass market table games drop was US$931.7 million in the fourth quarter of 2025, compared with US$891.7 million in the fourth quarter of 2024 and hold percentage was 33.7% in the fourth quarter of 2025, compared with 32.1% in the fourth quarter of 2024.

Gaming machine handle for the fourth quarter of 2025 was US$935.8 million, compared with US$888.9 million in the fourth quarter of 2024 and win rate was 3.0% in the fourth quarter of 2025, compared with 3.3% in the fourth quarter of 2024.

Total non-gaming revenue at Studio City was US$74.0 million in the fourth quarter of 2025, compared with US$73.2 million in the fourth quarter of 2024.

As reported in the earnings release for the fourth quarter of 2024, Studio City has strategically repositioned itself to focus on the premium mass and mass operations, and VIP rolling chip operations at Studio City were transferred to City of Dreams in late October 2024.

Altira Macau Fourth Quarter Results

For the quarter ended December 31, 2025, total operating revenues at Altira Macau were US$25.3 million, compared with US$31.2 million in the fourth quarter of 2024. Altira Macau’s negative Adjusted EBITDA was US$3.5 million in the fourth quarter of 2025, compared with US$0.3 million in the fourth quarter of 2024.

Mass market table games drop was US$153.3 million in the fourth quarter of 2025 compared with US$125.1 million in the fourth quarter of 2024 and hold percentage was 15.6% in the fourth quarter of 2025, compared with 22.7% in the fourth quarter of 2024.

Gaming machine handle for the fourth quarter of 2025 was US$159.3 million, compared with US$122.1 million in the fourth quarter of 2024 and win rate was 3.0% in the fourth quarter of 2025 compared with 2.7% in the fourth quarter of 2024.

Total non-gaming revenue at Altira Macau was US$5.5 million in the fourth quarter of 2025, compared with US$5.1 million in the fourth quarter of 2024.

Mocha Fourth Quarter Results

Mocha Grand Dragon Hotel and Mocha Hotel Royal ceased operations during the fourth quarter of 2025, following which 108 gaming machines were re-allocated to Studio City, 137 gaming machines were re-allocated to City of Dreams and 100 gaming machines were re-allocated to Altira Macau. Melco Resorts now operates three Mocha Clubs, namely Mocha Inner Harbor, Mocha Golden Dragon and Mocha Sintra Hotel.

Prior to the fourth quarter of 2025, the Mocha and Other segment included the operations of the Grand Dragon Casino before its closure in September 2025. This segment has been renamed to the Mocha segment from the fourth quarter of 2025 onwards.

Total operating revenues from Mocha were US$20.0 million in the fourth quarter of 2025, compared with US$29.3 million in the fourth quarter of 2024. Mocha’s Adjusted EBITDA was US$4.4 million in the fourth quarter of 2025, compared with US$5.7 million for Mocha and Other in the fourth quarter of 2024.

Gaming machine handle for the fourth quarter of 2025 was US$471.4 million, compared with US$516.7 million in the fourth quarter of 2024 and win rate was 4.3% in the fourth quarter of 2025 compared with 4.1% in the fourth quarter of 2024.

As previously reported in the Company’s earnings release for the third quarter of 2025, mass market table games operations at Grand Dragon Casino and gaming machine operations at Mocha Kuong Fat ceased in September 2025 as part of the Company’s development strategy and in accordance with Macau law. Following the closure, 15 gaming tables were re-allocated to City of Dreams and 90 gaming tables were re-allocated to Studio City.

City of Dreams Manila Fourth Quarter Results

For the quarter ended December 31, 2025, total operating revenues at City of Dreams Manila were US$100.2 million, compared with US$133.8 million in the fourth quarter of 2024. City of Dreams Manila’s Adjusted EBITDA was US$33.1 million in the fourth quarter of 2025, compared with US$56.8 million in the comparable period of 2024. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in all gaming and non-gaming operations.

City of Dreams Manila’s rolling chip volume was US$469.1 million in the fourth quarter of 2025, compared with US$770.9 million in the fourth quarter of 2024 and win rate was 4.47% in the fourth quarter of 2025, compared with 4.51% in the fourth quarter of 2024. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop decreased to US$128.9 million in the fourth quarter of 2025, compared with US$168.5 million in the fourth quarter of 2024 and hold percentage was 32.4% in the fourth quarter of 2025, compared with 34.2% in the fourth quarter of 2024.

Gaming machine handle for the fourth quarter of 2025 was US$0.88 billion, compared with US$1.08 billion in the fourth quarter of 2024 and win rate was 5.4% in the fourth quarter of 2025, compared with 5.3% in the fourth quarter of 2024.

Total non-gaming revenue at City of Dreams Manila in the fourth quarter of 2025 was US$25.1 million, compared with US$29.9 million in the fourth quarter of 2024.

City of Dreams Mediterranean and Other Fourth Quarter Results

The Company operates City of Dreams Mediterranean in conjunction with three satellite casinos in Cyprus.

Total operating revenues at City of Dreams Mediterranean and Other for the quarter ended December 31, 2025 were US$83.5 million, compared with US$59.2 million in the fourth quarter of 2024. City of Dreams Mediterranean and Other’s Adjusted EBITDA was US$21.0 million in the fourth quarter of 2025, compared with US$11.8 million in the fourth quarter of 2024. The year-over-year increase in Adjusted EBITDA was primarily a result of better mass market performance.

Rolling chip volume was US$0.1 million for the fourth quarter of 2025 compared with US$5.2 million in the fourth quarter of 2024 and win rate was negative 27.65% in the fourth quarter of 2025, compared with 3.06% in the fourth quarter of 2024. The expected rolling chip win rate range is 2.85%-3.15%. The significant fluctuation on the rolling chip win rate resulted from low gaming volumes.

Mass market table games drop was US$162.6 million in the fourth quarter of 2025, compared with US$126.5 million in the fourth quarter of 2024 and hold percentage was 25.6% in the fourth quarter of 2025, compared with 21.8% in the fourth quarter of 2024.

Gaming machine handle for the fourth quarter of 2025 was US$690.4 million, compared with US$567.3 million in the fourth quarter of 2024 and win rate was 5.4% in the fourth quarter of 2025, compared with 5.2% in the fourth quarter of 2024.

Total non-gaming revenue at City of Dreams Mediterranean and Other in the fourth quarter of 2025 was US$20.0 million, compared with US$19.4 million in the fourth quarter of 2024.

Other Operations

Other Operations include the Company’s casino operations at City of Dreams Sri Lanka, which commenced business on August 1, 2025, and provision of management services to the Nüwa hotel at City of Dreams Sri Lanka, which opened to the public on July 15, 2025.

Total operating revenues from Other Operations were US$6.4 million for the quarter ended December 31, 2025. Adjusted EBITDA from Other Operations was negative US$3.9 million in the fourth quarter of 2025.

Other Factors Affecting Earnings

Total net non-operating expenses for the fourth quarter of 2025 were US$114.6 million, which mainly included interest expense of US$114.3 million.

Depreciation and amortization costs of US$140.9 million were recorded in the fourth quarter of 2025, of which US$5.0 million related to the amortization expense for land use rights.

Adjusted EBITDA for Studio City for the three months ended December 31, 2025 referred to above was US$26.4 million more than the Adjusted EBITDA of Studio City reported in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated February 12, 2026 (the “Studio City Earnings Release”). Adjusted EBITDA of Studio City reported in the Studio City Earnings Release includes certain intercompany charges that are not included in Adjusted EBITDA for Studio City reported in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco Resorts. Additionally, Adjusted EBITDA of Studio City presented in this press release does not reflect certain gaming concession related costs and certain intercompany costs related to the gaming operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of December 31, 2025 aggregated to US$1.15 billion, including US$125.2 million of restricted cash.

Total debt, net of unamortized deferred financing costs and original issue premiums, was US$6.75 billion at the end of the fourth quarter of 2025.

In October 2025, Melco Resorts Finance Limited early redeemed the remaining US$357.9 million of its 5.25% senior notes due 2026.

During the quarter ended December 31, 2025, MCO Nominee One Limited repaid HK$1.64 billion (equivalent to US$210.4 million) principal amount outstanding under its revolving credit facilities, and Studio City Company Limited repaid HK$247.0 million (equivalent to US$31.8 million) principal amount outstanding under its senior secured credit facility.

Subsequent to the quarter end, MCO Nominee One Limited repaid an additional HK$272.0 million (equivalent to US$34.8 million) principal amount outstanding under its revolving credit facilities and plans to repay a further HK$195.0 million (equivalent to US$25.0 million) within February 2026.

Available liquidity, including cash and undrawn revolving credit facilities as of December 31, 2025 was approximately US$2.38 billion.

Capital expenditures for the fourth quarter of 2025 were US$82.3 million, which included costs related to enhancement projects at City of Dreams in Macau and Studio City.

Full Year Results

For the year ended December 31, 2025, Melco Resorts reported total operating revenues of US$5.16 billion compared with US$4.64 billion in the prior year. The increase in total operating revenues was primarily attributable to the improved performance in all gaming segments and non-gaming operations.

Operating income for 2025 was US$600.4 million, compared with US$484.6 million for 2024.

Melco Resorts generated Adjusted Property EBITDA of US$1.43 billion for the year ended December 31, 2025, compared with US$1.22 billion in 2024.

Net income attributable to Melco Resorts & Entertainment Limited for 2025 was US$185.0 million, or US$0.46 per ADS, compared with US$43.5 million, or US$0.10 per ADS, for 2024. Net loss attributable to noncontrolling interests was US$39.6 million and US$71.5 million for 2025 and 2024, respectively, the majority of which related to the net loss attributable to Studio City and City of Dreams Mediterranean and Other.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its fourth quarter 2025 financial results on Thursday, February 12, 2026 at 8:30 a.m. Eastern Time (or 9:30 p.m. Singapore Time).

To join the conference call, please register in advance using the below Online Registration Link. Upon registering, each participant will receive the dial-in numbers, passcode and a unique Personal PIN which can be used to join the conference.

Online Registration Link:

https://s1.c-conf.com/diamondpass/10051721-zl415j.html

An audio webcast and replay of the conference call will also be available at http://www.melco-resorts.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, the Philippines, the Republic of Cyprus and Sri Lanka, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), integrated resort and casino rent and other non-operating income and expenses. “Adjusted Property EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, integrated resort and casino rent, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA, which are non-GAAP financial measures, are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA to measure the operating performance of our segments and to compare the operating performance of our properties with those of our competitors.

The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported similar measures as supplements to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. The use of Adjusted Property EBITDA and Adjusted EBITDA has material limitations as an analytical tool, as Adjusted Property EBITDA and Adjusted EBITDA do not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, development costs, property charges and other and loss on extinguishment of debt, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”), which are non-GAAP financial measures, are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates City of Dreams (www.cityofdreamsmacau.com) and Altira Macau (www.altiramacau.com), integrated resorts located in Cotai and Taipa, Macau, respectively. Its business also includes the Mocha Clubs (www.mochaclubs.com), the only non-casino based operation of electronic gaming machines in Macau. In addition, the Company operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, the Company operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company operates City of Dreams Mediterranean, an integrated resort in Limassol, in the Republic of Cyprus (www.cityofdreamsmed.com.cy) and licensed satellite casinos in other cities in Cyprus (the “Cyprus Casinos”). In South Asia, the Company operates the casino and manages the Nüwa hotel at City of Dreams Sri Lanka (www.cityofdreamssrilanka.com), an integrated resort in Colombo, Sri Lanka. For more information about the Company, please visit www.melco-resorts.com.

The Company is majority owned by Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, which is in turn majority owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Operating revenues:
Casino	$1,065,636	$972,015	$4,247,025	$3,772,655
Rooms	111,351	109,348	443,985	422,565
Food and beverage	70,952	74,742	290,718	285,933
Entertainment, retail and other	45,334	34,913	181,571	157,060

Total operating revenues	1,293,273	1,191,018	5,163,299	4,638,213

Operating costs and expenses:
Casino	(703,224)	(658,219)	(2,736,452)	(2,524,565)
Rooms	(37,235)	(34,838)	(148,421)	(127,884)
Food and beverage	(63,870)	(62,007)	(245,649)	(230,284)
Entertainment, retail and other	(22,510)	(16,654)	(96,588)	(79,169)
General and administrative	(176,909)	(156,852)	(657,358)	(568,701)
Payments to the Philippine Parties	(8,667)	(12,407)	(37,181)	(41,939)
Pre-opening costs	(146)	(9,917)	(50,562)	(20,852)
Development costs	(1,353)	(1,892)	(7,619)	(5,433)
Amortization of land use rights	(5,004)	(5,008)	(19,970)	(19,956)
Depreciation and amortization	(135,905)	(129,364)	(523,592)	(521,582)
Property charges and other	7,939	(6,904)	(39,481)	(13,221)

Total operating costs and expenses	(1,146,884)	(1,094,062)	(4,562,873)	(4,153,586)

Operating income	146,389	96,956	600,426	484,627

Non-operating income (expenses):
Interest income	2,862	3,166	8,482	15,766
Interest expense, net of amounts capitalized	(114,254)	(119,771)	(464,904)	(486,721)
Other financing costs	(1,731)	(1,701)	(6,701)	(7,362)
Foreign exchange (losses) gains, net	(866)	(14,209)	8,739	(15,492)
Other (expenses) income, net	(400)	627	2,999	3,833
Loss on extinguishment of debt	(232)	(17)	(756)	(1,000)

Total non-operating expenses, net	(114,621)	(131,905)	(452,141)	(490,976)

Income (loss) before income tax	31,768	(34,949)	148,285	(6,349)
Income tax benefit (expense)	14,526	(4,963)	(2,829)	(21,610)

Net income (loss)	46,294	(39,912)	145,456	(27,959)
Net loss attributable to noncontrolling interests	14,341	19,638	39,589	71,502

Net income (loss) attributable to Melco Resorts & Entertainment Limited	$60,635	$(20,274)	$185,045	$43,543

Net income (loss) attributable to Melco Resorts & Entertainment Limited per share:
Basic	$0.052	$(0.016)	$0.155	$0.034

Diluted	$0.051	$(0.016)	$0.154	$0.034

Net income (loss) attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$0.155	$(0.048)	$0.465	$0.101

Diluted	$0.153	$(0.048)	$0.462	$0.101

Weighted average shares outstanding used in net income (loss) attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,172,041,577	1,259,134,710	1,193,982,891	1,296,361,341

Diluted	1,185,208,444	1,259,134,710	1,201,885,223	1,299,430,914

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands, except share and per share data)

	December 31, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$1,023,199	$1,147,193
Restricted cash	—	368
Accounts receivable, net	126,405	144,211
Receivables from affiliated companies	887	2,422
Inventories	36,919	32,452
Prepaid expenses and other current assets	81,790	102,521

Total current assets	1,269,200	1,429,167

Property and equipment, net	5,157,443	5,272,500
Intangible assets, net	270,903	288,710
Goodwill	23,490	82,090
Long-term prepayments, deposits and other assets, net	129,428	131,850
Restricted cash	125,235	125,511
Operating lease right-of-use assets	76,935	89,164
Land use rights, net	545,054	566,351

Total assets	$7,597,688	$7,985,343

LIABILITIES AND DEFICIT
Current liabilities:
Accounts payable	$25,910	$24,794
Accrued expenses and other current liabilities	1,076,150	1,054,018
Income tax payable	29,208	38,009
Operating lease liabilities, current	18,998	18,590
Finance lease liabilities, current	33,327	33,817
Current portion of long-term debt, net	—	21,597
Payables to affiliated companies	719	39

Total current liabilities	1,184,312	1,190,864

Long-term debt, net	6,747,918	7,135,825
Other long-term liabilities	309,799	315,299
Deferred tax liabilities, net	34,590	36,708
Operating lease liabilities, non-current	76,108	80,673
Finance lease liabilities, non-current	148,590	165,938

Total liabilities	8,501,317	8,925,307

Deficit:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,351,540,382 and 1,351,540,382 shares issued; 1,172,055,466 and 1,259,138,299 shares outstanding, respectively	13,515	13,515
Treasury shares, at cost; 179,484,916 and 92,402,083 shares, respectively	(356,835)	(216,626)
Additional paid-in capital	2,988,714	2,985,730
Accumulated other comprehensive losses	(63,712)	(95,750)
Accumulated losses	(3,828,284)	(4,013,329)

Total Melco Resorts & Entertainment Limited shareholders’ deficit	(1,246,602)	(1,326,460)
Noncontrolling interests	342,973	386,496

Total deficit	(903,629)	(939,964)

Total liabilities and deficit	$7,597,688	$7,985,343

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income (Loss) Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Income (Loss) Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Net income (loss) attributable to Melco Resorts & Entertainment Limited	$60,635	$(20,274)	$185,045	$43,543
Pre-opening costs	146	9,917	50,562	20,852
Development costs	1,353	1,892	7,619	5,433
Property charges and other	(7,939)	6,904	39,481	13,221
Loss on extinguishment of debt	232	17	756	1,000
Income tax impact on adjustments	580	(13)	(231)	(50)
Noncontrolling interests impact on adjustments	(142)	(439)	(1,332)	(1,585)

Adjusted net income (loss) attributable to Melco Resorts & Entertainment Limited	$54,865	$(1,996)	$281,900	$82,414

Adjusted net income (loss) attributable to Melco Resorts & Entertainment Limited per share:
Basic	$0.047	$(0.002)	$0.236	$0.064

Diluted	$0.046	$(0.002)	$0.235	$0.063

Adjusted net income (loss) attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$0.140	$(0.005)	$0.708	$0.191

Diluted	$0.139	$(0.005)	$0.704	$0.190

Weighted average shares outstanding used in adjusted net income (loss) attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,172,041,577	1,259,134,710	1,193,982,891	1,296,361,341

Diluted	1,185,208,444	1,259,134,710	1,201,885,223	1,299,430,914

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended December 31, 2025
	City of Dreams	Studio City	Altira Macau	Mocha (3)	City of Dreams Manila	City of Dreams Mediterranean and Other	Other Operations (4)	Corporate and Other	Total
Operating income (loss)	$150,881	$29,559	$(6,296)	$(334)	$17,825	$6,536	$(9,062)	$(42,720)	$146,389
Payments to the Philippine Parties	—	—	—	—	8,667	—	—	—	8,667
Integrated resort and casino rent (5)	—	—	—	—	1,365	—	1,790	—	3,155
Pre-opening costs	141	10	—	—	—	—	(5)	—	146
Development costs	—	—	—	—	—	—	—	1,353	1,353
Depreciation and amortization	55,453	56,937	709	1,006	4,716	13,573	3,318	5,197	140,909
Share-based compensation	1,511	424	114	46	270	106	17	4,622	7,110
Property charges and other	(14,277)	(333)	1,975	3,674	212	810	—	—	(7,939)

Adjusted EBITDA	193,709	86,597	(3,498)	4,392	33,055	21,025	(3,942)	(31,548)	299,790
Corporate and Other expenses	—	—	—	—	—	—	—	31,548	31,548

Adjusted Property EBITDA	$193,709	$86,597	$(3,498)	$4,392	$33,055	$21,025	$(3,942)	$—	$331,338

	Three Months Ended December 31, 2024
	City of Dreams	Studio City	Altira Macau	Mocha and Other (3)	City of Dreams Manila	City of Dreams Mediterranean and Other	Other Operations (4)	Corporate and Other	Total
Operating income (loss)	$80,534	$23,019	$(2,501)	$4,782	$34,094	$(897)	$(5,177)	$(36,898)	$96,956
Payments to the Philippine Parties	—	—	—	—	12,407	—	—	—	12,407
Integrated resort and casino rent (5)	—	—	—	—	1,226	—	1,820	—	3,046
Pre-opening costs (6)	4,940	(23)	—	—	—	(25)	3,205	—	8,097
Development costs	—	—	—	—	—	—	—	1,892	1,892
Depreciation and amortization	49,389	56,957	547	911	8,716	12,399	—	5,453	134,372
Share-based compensation	1,276	348	104	43	255	99	3	4,373	6,501
Property charges and other	3,940	944	1,599	—	95	210	—	116	6,904

Adjusted EBITDA	140,079	81,245	(251)	5,736	56,793	11,786	(149)	(25,064)	270,175
Corporate and Other expenses	—	—	—	—	—	—	—	25,064	25,064

Adjusted Property EBITDA	$140,079	$81,245	$(251)	$5,736	$56,793	$11,786	$(149)	$—	$295,239

(3)	Mocha and Other segment included the operation of the Grand Dragon Casino before its closure and was changed to Mocha segment effective on September 23, 2025.
(4)

Effective from August 1, 2025, the Company’s casino operations at City of Dreams Sri Lanka, which commenced business on August 1, 2025, and provision of management services to operate certain floors of the hotel tower at City of Dreams Sri Lanka which opened to the public on July 15, 2025 were previously reported under the Corporate and Other category, has been included in the Other Operations segment. City of Dreams Sri Lanka is an integrated resort in Colombo, Sri Lanka, developed by a subsidiary of John Keells Holdings PLC, an independent third party.

(5)	Integrated resort and casino rent represents land rent and variable lease costs to Belle Corporation and casino rent to a subsidiary of John Keells Holdings PLC.
(6)	Certain amounts of pre-opening costs are grouped and reported under the line item Integrated resort and casino rent.

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Year Ended December 31, 2025
	City of Dreams	Studio City	Altira Macau	Mocha and Other (3)	City of Dreams Manila	City of Dreams Mediterranean and Other	Other Operations (4)	Corporate and Other	Total
Operating income (loss)	$605,544	$160,935	$(11,049)	$(41,830)	$68,390	$14,853	$(34,365)	$(162,052)	$600,426
Payments to the Philippine Parties	—	—	—	—	37,181	—	—	—	37,181
Integrated resort and casino rent (5)	—	—	—	—	5,557	—	7,157	—	12,714
Pre-opening costs (6)	29,012	510	—	—	—	—	16,868	—	46,390
Development costs	—	—	—	—	—	—	—	7,619	7,619
Depreciation and amortization	208,454	228,763	2,418	4,558	20,198	52,017	5,636	21,518	543,562
Share-based compensation	6,009	1,606	441	183	1,026	418	80	19,507	29,270
Property charges and other	(26,885)	1,986	4,137	59,257	436	938	—	(388)	39,481

Adjusted EBITDA	822,134	393,800	(4,053)	22,168	132,788	68,226	(4,624)	(113,796)	1,316,643
Corporate and Other expenses	—	—	—	—	—	—	—	113,796	113,796

Adjusted Property EBITDA	$822,134	$393,800	$(4,053)	$22,168	$132,788	$68,226	$(4,624)	$—	$1,430,439

	Year Ended December 31, 2024
	City of Dreams	Studio City	Altira Macau	Mocha and Other (3)	City of Dreams Manila	City of Dreams Mediterranean and Other	Other Operations (4)	Corporate and Other	Total
Operating income (loss)	$397,995	$115,883	$(8,211)	$23,089	$89,097	$(568)	$(8,139)	$(124,519)	$484,627
Payments to the Philippine Parties	—	—	—	—	41,939	—	—	—	41,939
Integrated resort and casino rent (5)	—	—	—	—	5,417	—	3,019	—	8,436
Pre-opening costs (6)	11,924	807	69	—	—	288	4,745	—	17,833
Development costs	—	—	—	—	—	—	177	5,256	5,433
Depreciation and amortization	199,530	221,731	2,297	3,724	43,166	50,010	—	21,080	541,538
Share-based compensation	5,056	1,401	438	166	1,090	413	3	18,801	27,368
Property charges and other	7,137	1,417	3,485	(5)	349	403	—	435	13,221

Adjusted EBITDA	621,642	341,239	(1,922)	26,974	181,058	50,546	(195)	(78,947)	1,140,395
Corporate and Other expenses	—	—	—	—	—	—	—	78,947	78,947

Adjusted Property EBITDA	$621,642	$341,239	$(1,922)	$26,974	$181,058	$50,546	$(195)	$—	$1,219,342

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income (Loss) Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	$		$		$		$
	Three Months Ended December 31,				Year Ended December 31,
	2025		2024		2025		2024
Net income (loss) attributable to Melco Resorts & Entertainment Limited		$60,635		$(20,274)		$185,045		$43,543
Net loss attributable to noncontrolling interests		(14,341)		(19,638)		(39,589)		(71,502)

Net income (loss)		46,294		(39,912)		145,456		(27,959)
Income tax (benefit) expense		(14,526)		4,963		2,829		21,610
Interest and other non-operating expenses, net		114,621		131,905		452,141		490,976
Depreciation and amortization		140,909		134,372		543,562		541,538
Property charges and other		(7,939)		6,904		39,481		13,221
Share-based compensation		7,110		6,501		29,270		27,368
Development costs		1,353		1,892		7,619		5,433
Pre-opening costs (6)		146		8,097		46,390		17,833
Integrated resort and casino rent (5)		3,155		3,046		12,714		8,436
Payments to the Philippine Parties		8,667		12,407		37,181		41,939

Adjusted EBITDA		299,790		270,175		1,316,643		1,140,395
Corporate and Other expenses		31,548		25,064		113,796		78,947

Adjusted Property EBITDA		$331,338		$295,239		$1,430,439		$1,219,342

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Room Statistics:
City of Dreams
Average daily rate (7)	$226	$219	$220	$211
Occupancy per available room	98%	95%	98%	93%
Revenue per available room (8)	$222	$209	$215	$197
Studio City
Average daily rate (7)	$174	$175	$171	$165
Occupancy per available room	98%	97%	98%	96%
Revenue per available room (8)	$169	$169	$167	$159
Altira Macau
Average daily rate (7)	$135	$136	$133	$133
Occupancy per available room	97%	96%	97%	95%
Revenue per available room (8)	$131	$131	$129	$127
City of Dreams Manila
Average daily rate (7)	$157	$163	$159	$164
Occupancy per available room	94%	97%	94%	97%
Revenue per available room (8)	$148	$159	$149	$158
City of Dreams Mediterranean and Other
Average daily rate (7)	$458	$386	$485	$425
Occupancy per available room	55%	58%	62%	61%
Revenue per available room (8)	$252	$225	$299	$261
Other Information:
City of Dreams
Average number of table games	451	430	439	430
Average number of gaming machines	679	604	635	613
Table games win per unit per day (9)	$17,815	$16,118	$18,129	$15,459
Gaming machines win per unit per day (10)	$394	$571	$496	$524
Studio City
Average number of table games	253	253	253	251
Average number of gaming machines	851	797	775	709
Table games win per unit per day (9)	$13,505	$12,563	$13,635	$13,091
Gaming machines win per unit per day (10)	$362	$401	$451	$431
Altira Macau
Average number of table games	29	37	31	39
Average number of gaming machines	226	131	160	134
Table games win per unit per day (9)	$8,966	$8,363	$8,378	$8,416
Gaming machines win per unit per day (10)	$234	$277	$261	$255
Mocha and Other
Average number of table games	—	15	15	16
Average number of gaming machines	703	844	810	882
Table games win per unit per day (9)	$—	$6,399	$4,822	$6,660
Gaming machines win per unit per day (10)	$310	$276	$283	$274
City of Dreams Manila
Average number of table games	265	266	265	267
Average number of gaming machines	2,264	2,277	2,265	2,278
Table games win per unit per day (9)	$2,570	$3,773	$2,697	$3,238
Gaming machines win per unit per day (10)	$227	$272	$235	$263
City of Dreams Mediterranean and Other
Average number of table games	106	105	106	104
Average number of gaming machines	902	897	890	893
Table games win per unit per day (9)	$4,258	$2,896	$3,821	$2,943
Gaming machines win per unit per day (10)	$446	$356	$418	$340

(7)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(8)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(9)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(10)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis